Exhibit 21

BNS Holding, Inc.

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant as of December 31, 2004, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Power Owned by the Registrant
BNS Co.	Delaware, USA	100%
BNS INTERNATIONAL, LTD.*	Cayman Islands	100%
Dandelion, Inc.*	Delaware, USA	100%

* = Held through BNS Co.